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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ---------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 6)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             POLYVISION CORPORATION
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)


                                    456702107
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                                 (CUSIP Number)


                           STEWART H. WAHRSAGER, ESQ.
                             THE ALPINE GROUP, INC.
                                  1790 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (212) 757-3333
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                AUGUST 24 , 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

                         (Continued on following pages)
                               (Page 1 of 5 pages)

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                                  SCHEDULE 13D
CUSIP NO.   456702107                                       PAGE 2 OF 5 PAGES
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          NAME OF REPORTING PERSON
          The Alpine Group, Inc.

    1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          22-1620387
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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
    2                                                                 (b) / /

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    3     SEC USE ONLY
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          SOURCE OF FUNDS
    4
          Not Applicable
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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    5     REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)                          / /

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          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          Delaware
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                                   SOLE VOTING POWER
                             7
                                   0
    NUMBER OF                ---------------------------------------------------
     SHARES                        SHARED VOTING POWER
  BENEFICIALLY               8
    OWNED BY                       16,501,613
      EACH                   ---------------------------------------------------
    REPORTING                      SOLE DISPOSITIVE POWER
   PERSON WITH               9
                                   0
                             ---------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                             10
                                   16,501,613
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          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          16,501,613
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          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   12     EXCLUDES CERTAIN SHARES                                         / /

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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          69.2
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          TYPE OF REPORTING PERSON
   14
          CO
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                                                            PAGE 3 OF 5 PAGES

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         Items 4, 5, 6 and 7 of the Schedule 13D, as amended (the "Schedule
13D"), of The Alpine Group, Inc., a Delaware corporation ("Alpine"), relating to shares of common stock, par value $.001 per share ("Company Common Stock"), of PolyVision Corporation (formerly Information Display Technology, Inc.), a New York corporation (the "Company"), are hereby amended by adding thereto the information and exhibit set forth below. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         On August 24, 2001, Steelcase Inc., a Michigan corporation ("Parent"), PV Acquisition, Inc., a New York corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement. Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to Parent's and Merger Sub's entering into the Merger Agreement, Alpine entered into a shareholder's agreement (the "Shareholder's Agreement") with Parent and Merger Sub containing the terms described below.

         Under the terms of the Shareholder's Agreement, Alpine has agreed, during the period commencing on the date of the Shareholder's Agreement and continuing until (x) if the Option (as hereinafter defined) is exercised, the purchase of Alpine's shares pursuant thereto or (y) if the Option is not exercised, the Option Expiration Time (as hereinafter defined) (as applicable, the "Voting Expiration Time"), to vote all outstanding shares of Company Common Stock, Series B Preferred Stock and Series C Preferred Stock (all such outstanding shares being referred to hereinafter collectively as the "Shares") held of record or beneficially owned by Alpine (i) in favor of approval of the Merger Agreement, all transactions contemplated thereby, and any actions required in furtherance thereof or of the Shareholder's Agreement; (ii) against any action or agreement that is intended, or could reasonably be expected, to impede, interfere with, or prevent the Merger or result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its subsidiaries under the Merger Agreement; and (iii) except as specifically requested in writing in advance by Parent, against any of the following actions (other than the Merger and the transactions contemplated by the Merger Agreement) that are submitted to a vote of the holders of the Shares: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries; (B) any sale, lease, transfer or disposition by the Company or any of its subsidiaries of any assets which in the aggregate are material to the Company and its subsidiaries taken as a whole, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries; (C)(1) any change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or by-laws; (2) any other material change in the corporate structure or business of the Company or any of its subsidiaries; or (3) any other action or agreement that is intended, or could reasonably be expected, to impede, interfere with or prevent the Merger or the transactions contemplated by the Merger Agreement. Alpine has agreed to grant Parent and any designee of Parent an irrevocable (until the Voting Expiration Time) proxy to vote Alpine's Shares solely on the matters described and as indicated in the foregoing sentence.

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                                                            PAGE 4 OF 5 PAGES

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         Alpine also has agreed to not, directly or indirectly: (i) tender its
Shares in any tender offer or exchange offer for the Shares; (ii) except as contemplated by the Shareholder's Agreement or the Merger Agreement, otherwise offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of its Shares or any interest therein; or (iii) except as contemplated by the Shareholder's Agreement, grant any proxies or powers of attorney, deposit any of its Shares into a voting trust or enter into a voting agreement with respect to any Shares.

         In addition, Alpine has agreed to grant Parent and Merger Sub an irrevocable option (the "Option") to purchase for cash all, but not less than all, of the Shares held of record or beneficially owned by Alpine at a purchase price per Share equal to the per share amount that would have been paid for each such Share pursuant to the Merger Agreement. Parent (or Merger Sub) may exercise the Option at any time from and after any termination of the Merger Agreement and prior to 11:59 p.m., Eastern time, on the 30th day after the date of such termination (the "Option Expiration Time").

         The Shareholder's Agreement terminates at the Option Expiration Time if the Option has not previously been exercised.

         The foregoing summary of the Shareholder's Agreement is not intended to be complete and is qualified in its entirety by reference to the Shareholder's Agreement, which is attached hereto as Exhibit 1 and which is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Alpine beneficially owns 16,501,613 shares of Company Common Stock (including 9,681,500 shares of Company Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock (and accrued dividends thereon) owned by Alpine), representing 69.2% of the outstanding shares of Company Common Stock.

         (b) As a result of the transactions contemplated by the Shareholder's Agreement, Alpine has shared voting and dispositive power with respect to all of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to Item 4 hereof and to the Shareholder's Agreement, which is filed as Exhibit 1 hereto and which is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Shareholder's Agreement

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                                                               PAGE 5 OF 5 PAGES


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 27, 2001

                                        THE ALPINE GROUP


                                        By: /s/ Stewart H. Wahrsager
                                           --------------------------------
                                           Name:  Stewart H. Wahrsager
                                           Title:  Secretary